

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2021

Suneetha Nandana Silva Sudusinghe
President
CANNABIS SUISSE CORP.
Lerzenstrasse 12
8953 Dietikon, Switzerland

> **Re: CANNABIS SUISSE CORP.**
> **Form 10-K/A for the Year Ended May 31, 2020**
> **Filed October 27, 2020**
> **File No. 333-213009**

Dear Mr. Sudusinghe:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended May 31, 2020

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page 11

1. Please amend your 10-K to include an audit report with the date of the financial statements. In this regard, we note that in both the first and last sentences of the first paragraph refer to balance sheets "as of   and   2019" and consolidated statements of operations, stockholders deficit and cash flows for "years ended   and 2019." The reference to "limited revenues and recurring losses as of   " in the last paragraph should be similarly revised.

Exhibits 31.1 and 31.2, page 1

2. Please revise to have Suneetha Nandana Silva Sudusinghe sign the officer certifications in both capacities as Principal Executive Officer and Principal Financial Officer. Refer to Question 12 of the Division of Corporation Finance Sarbanes-Oxley Act of 2002- FAQ

Revised November 14, 2002.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing